As filed with the Securities and Exchange Commission on October 3, 2000

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY* ISSUING SECURITIES

                         Pursuant to Section 8(b) of the
                         INVESTMENT COMPANY ACT OF 1940

                     TEMPLETON CAPITAL ACCUMULATION PLANS II
                     ---------------------------------------
                         (Name of Unit Investment Trust)


    100 FOUNTAIN PARKWAY, P.O. BOX 33030, ST. PETERSBURG, FLORIDA 33733-8030
    ------------------------------------------------------------------------
                        (Principal office of Registrant)


                      FRANKLIN TEMPLETON DISTRIBUTORS, INC.
                   ------------------------------------------
                   (Name of issuer of periodic payment plans)



     *Registrant is not currently issuing securities, but proposes to do so as soon as practicable after the effective date of its Registration Statement on Form S-6 under the Securities Act of 1933, as amended, which is being filed concurrently with this Registration Statement.





                     I. ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

     Templeton Capital Accumulation Plans II (hereinafter referred to as the "Trust" or "Plans").

     The Plans have no Internal Revenue Service Identification Number.

     (b) Furnish title of each class or series of securities issued by the trust.

     Templeton Capital Accumulation Plans II.

2. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

Franklin Templeton Distributors, Inc.
100 Fountain Parkway
St. Petersburg, Florida 33716

Internal Revenue Service Employer Identification Number:  59-2849342

Franklin Templeton Distributors, Inc. is the depositor, as defined in Section 27 of the Investment Company Act of 1940, as amended, and is hereinafter referred to as the "Sponsor."

3. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each Custodian or trustee is acting.

State Street Bank and Trust Company
225 Franklin Street
Boston, Massachusetts 02101

Internal Revenue Service Employer Identification Number:  04-1867445

4. Furnish name and principal business address and ZIP Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

See response to Item 2 above.

5. Furnish name of state or other sovereign powers, the laws of which govern with respect to the organization of the trust.

Massachusetts

6 (a) Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

Individual agreements (Templeton Capital Accumulation Plans II) will be entered into with Planholders.

  (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

Custodian Agreement, dated ____________, 2000, between the Custodian/Trustee and the Sponsor.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

The name has never been changed.

8. State the date on which the fiscal year of the trust ends.

August 31

MATERIAL LITIGATION

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

Not applicable.

        II. GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

GENERAL INFORMATION CONCERNING THE SECURITIES OF THE TRUST AND THE RIGHTS OF HOLDERS

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

     (a) Whether the securities are of the registered or bearer type.

         Registered.

     (b) Whether the securities are of the cumulative or distributive type.

         The Contracts are of the distributive type.

     (c) The rights of securities holders with respect to withdrawal or redemption.

         Reference is made to the Sections entitled "Partial Withdrawals," "How do I cancel my Plan and obtain a refund?," "How do I terminate my Plan?," and "Services to help you manage your Plan" in the Registrant's Form S-6, which is hereby incorporated by reference.

     (d) The rights of securities holders with respect to conversion, transfer, partial redemption, and similar matters.

         Reference is made to the Sections entitled "Partial Withdrawals," "How do I cancel my Plan and obtain a refund?," "How do I terminate my Plan?," and "Services to help you manage your Plan" in the Registrant's Form S-6, which is hereby incorporated by reference.

     (e) If the trustis the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

         Reference is made to the Sections entitled "How do I cancel my Plan and obtain a refund?," "How do I terminate my Plan?," and "Services to help you manage your Plan" in the Registrant's Form S-6, which is hereby incorporated by reference.

     (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

         Reference  is  made  to  the  Section   entitled  "How  are  the  Plans
         organized?" in the Registrant's Form S-6, which is hereby incorporated by reference.

     (g) Whether security holders must be given notice of any change in:

     (1) the composition of the assets of the trust.

          Reference is made to the Section entitled "How do the Plans invest their assets?" in the Registrant's Form S-6, which is hereby incorporated by reference.

     (2) the terms and conditions of the securities issued by the trust.

         A Planholder's Plan may not be amended without consent.

     (3) the provisions of any indenture or agreement of the trust.

         The Custodian Agreement cannot be amended to adversely affect the rights and privileges of any Planholder without his written consent.

     (4) the identity of the depositor, trustee or custodian.

         Notice is required to be given.


     (a) Whether the consent of security holders is required in order for action to be taken concerning any change in:

          (1) the composition of the assets of the trust.

          Consent of the security holders is not required.

          (2) the terms and conditions of the securities issued by the trust.

          A Planholder's Plan may not be amended without consent.

          (3) the provisions of any indenture or agreement of the trust.

          See response to Item 10(g)(3) hereof.

          (4) the identity of the depositor, trustee or custodian.

          Consent of the Planholder's is not required.

          (a) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

         For further and more detailed information regarding the securities, reference is made to the information set forth in the Registrant's Registration Statement on Form S-6 under the Securities Act of 1933, as amended.

INFORMATION CONCERNING THE SECURITIES UNDERLYING THE TRUST'S SECURITIES.

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

The Trust will invest in shares of Templeton Capital Accumulator Fund, Inc. (the "Fund"), a diversified open-end management investment company. The Fund's portfolio as of February 29, 2000 consisted of 93.7% common stocks of domestic and foreign issuers in various sectors, 3.4% preferred stocks of foreign issuers, and 3.1% short term investments (U.S. Treasury Bills).

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

     (a) Name of company.

Templeton Capital Accumulator Fund, Inc.

     (b) Name and principal business address of depositor.

Templeton Investment Counsel, Inc. serves as the Fund's Investment Manager. 500 E. Broward Boulevard
Fort Lauderdale, Florida 33394

     (c) Name and principal business address of trustee or custodian.

Chase Manhattan Bank, N.A.
1 Chase Manhattan Plaza
New York, New York  10081

     (d) Name and principal business address of principal underwriter.

Franklin Templeton Distributors, Inc.
100 Fountain Parkway
St. Petersburg, Florida 33716

     (e) The period during with the securities of such company have been the underlying securities.

Shares of Templeton Capital Accumulator Fund, Inc. will be the underlying securities from the date operations of the Trust commences.

INFORMATION CONCERNING LOADS, FEES, CHARGES AND EXPENSES

13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the Trust's securities are subject:

          (A) The nature of such load, fee, expense or charge;

(1) Sales Charges (2) Management Fees, Rule 12b-1 Fees and Administrative  Fees,
(3) None, (4) None, and (5) None.

          (B) the amount thereof;

(1) Reference is made to the Section entitled "How Do I Choose a Plan?" in the Registrant's Form S-6, which is hereby incorporated by reference.

(2) Reference is made to the Section entitled "Fees and Expenses" in the Fund's Form N-1A, which is hereby incorporated by reference.

          (C) the name of the person to whom such amounts are paid and his relationship to the Trust;

(1) Reference is made to the Sections entitled "The Custodian" and "The Sponsor" in the Registrant's Form S-6, which is hereby incorporated by reference.

(2) See response to Item 12(a)(2)(B).

          (D)  the  nature  of  the   services   performed  by  such  person  in
          consideration for such load, fee, expense, or charge.

See response to Item 13(a)(1)-(5)(C).

    (b) For each installment payment type of periodic payment plan certificate of the Trust, furnish the following information with respect to sales load and other deductions from principal payments.

Reference is made to the Section entitled "How Do I Choose a Plan?" in the Registrant's Form S-6, which is hereby incorporated by reference.

    (c) State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the Trust.

See response to Item 13(b).

    (d) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the Trust or its securities..

Reference is made to the Sections entitled "Individual Retirement Accounts" and "Tax-Sheltered Retirement Plans" in the Registrant's Form S-6, which is hereby incorporated by reference.

    (e) State whether the depositor, principal underwriter, Custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the Trust's securities or interests in such securities, or underlying securities, and describe fully the nature and extent of such profits or benefits.

The Sponsor, Custodian, or affiliated person thereof will not receive any profits or other benefits not included in answers to Item 13(a) or 13(d) through the sale or purchase of the Plans or Fund shares.

    (f) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the Trust bear to the dividend and interest income from the Trust property during the period covered by the financial statements filed herewith.

Not applicable.

INFORMATION CONCERNING THE OPERATIONS OF THE TRUST

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the Trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

To start a Plan, the investor's Securities Dealer should mail the investor's completed application (which is attached to the Registrant's Prospectus) to the Sponsor with a check for the monthly investment amount of the Plan, made out to the Custodian. After the Sponsor accepts the application, the Sponsor will send the investor a confirmation statement showing the number of Plan shares purchased for the investor's account.

15. Describe the procedure with respect to the receipt of payments from purchasers of the Trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

See response to Item 14.

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the Sections entitled "How Do The Plans Invest Their Assets?" and "The Custodian" in the Registrant's Form S-6, which is hereby incorporated by reference.

17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

Reference is made to the Section entitled "Partial Withdrawals" in the Registrant's Form S-6, which is hereby incorporated by reference.

     (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the Trust's securities or underlying securities from security holders and the substance of the provisions of any indenture or agreement pertaining thereto.

Reference is made to the Sections entitled "Partial Withdrawals," "How Do I Cancel My Plan And Obtain A Refund" and "How Do I Terminate My Plan?" in the Registrant's Form S-6, which is hereby incorporated by reference.

     (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

If the Plan is terminated, the Plan is cancelled and no further purchase payments may be made thereunder.

18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the Trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

All dividends and distributions will be automatically reinvested on the payment date in additional Plan shares at Net Asset Value, unless the investor chooses to receive cash. Net Asset Value will be calculated as described in the Fund's prospectus under the heading "Account Policies--Calculating Share Price" in the Fund's Form N-1A, which is hereby incorporated by reference.

     (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

See the response to Item 18(a) above.

     (c) If any reserves or special funds are created out of income or principal, state with respect to each such provision or fund the purpose and ultimate disposition thereof, and describe the manner of handling the same.

No reserves or special funds out of income or principal are currently anticipated.

     (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

Not applicable.

19. Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

The Custodian, as more fully described in the Section entitled "The Custodian" in the Registrant's Form S-6, maintains records and accounts of the Trust.

20. State the substance of the provisions of any indenture or agreement concerning the Trust with respect to the following:

     (a) Amendments to such indenture or agreement.

The Custodian Agreement cannot be amended to adversely affect the rights and privileges of the Planholder without his written consent.

     (b) The extension or termination of such indenture or agreement.

The obligation of the Custodian to accept any new Plan for Custodianship shall terminate if the Sponsor; (1) fails to maintain an effective registration statement under the Securities Act of 1933 covering the Plans; (2) fails to cause the requirements of the Investment Company Act of 1940 to remain satisfied in connection with the issuance of the Plans; (3) defaults in the performance of any other duty, covenant or agreement contained in the Custodian Agreement and such default shall remain unremedied for 30 days after written notice thereof shall have been given to the other party.

     (c) The removal or resignation of the trustees or Custodian, or the failure of the trustee or Custodian to perform its duties, obligations and functions.

The Custodian Agreement provides in substance that the Sponsor shall at all timesfully indemnify, save and hold harmless the Custodian, its agents and its successors from any and all liability and expense, including reasonable attorneys fees, which may arise from: (a) All actions of the Custodian or its agents or subcontractors required to be taken pursuant to this Agreement (including the defense of any law suit in which the Custodian or affiliate is a named party), provided that such actions are taken in good faith and without negligence or willful misconduct; (b) The Sponsor's lack of good faith, negligence or willful misconduct; (c) The failure of the Sponsor to comply with any law, rule, regulation or order of the United States, any State or any other jurisdiction relating to the sale, registration or qualification of securities, including Fund Shares and beneficial interests in the Plan; (d) The reliance upon, and any subsequent use of or action taken or omitted by the Custodian or its agents or subcontractors on: (i) any written notice, resolution, letter of transmittal, request, consent, order, certificate, opinion, statement, plan assignment, designation or other document reasonably believed by it to be genuine and to have been signed by the proper party or parties or by a person or persons duly authorized to act on his or their behalf; (ii) any instructions, information data, records or documents provided to the Custodian or its agents or subcontractors by facsimile, machine readable input, telex, tape, CRT data entry or other similar means authorized by the Sponsor; (iii) any instructions or requests of the Sponsor or any of its officers; or (iv) any instructions or opinions of legal counsel with respect to any matter arising in connection with the services to be performed by the Custodian under this Agreement which are provided to the Custodian after consultation with such legal counsel provided that the Custodian shall consult with and follow the advice of the Sponsor's in-house counsel or other legal counsel in any and all instances where the advice of the Sponsor's in-house counsel or other legal counsel and the Custodian's legal counsel differ; or (e) The negotiation and processing of any checks including without limitation for deposit into the Plan's demand deposit account maintained by the Custodian.

     (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

See discussion at Item 20(c).

     (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

Not applicable.

     (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

Not applicable.

21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

There are no such provisions in any indenture or agreement.

     (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or Custodian, or any affiliated person of the foregoing. The following items should be covered:

Not applicable.

     (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or Custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

Not applicable.

20. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or Custodian, or any other party to such indenture or agreement.

The Custodian Agreement provides in substance that the Sponsor shall at all times

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the Trust, including the amount of coverage and the type of bond.

The officers and employees of the Sponsor are covered by a brokers blanket bond, in the amount of $210,000,000.

24. State the substance of any other material provisions of any indenture or agreement concerning the Trust or its securities and a description of any other material functions or duties of the depositor, trustee or Custodian not stated in Item 10 or Items 14 to 23 inclusive.

     None.

     III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

ORGANIZATION AND OPERATIONS OF DEPOSITOR

24. State the form of organization of the depositor of the Trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

The Sponsor is a Corporation, organized under the laws of the State of New York on November 19, 1947.

26. (a) Furnish the following information with respect to all fees received by the depositor of the Trust in connection with the exercise of any functions or duties concerning securities of the Trust during the period covered by the financial statements filed herewith.

Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

     (1) The nature of such fee or participation.

     (2) The name of the person making payment.

     (3) The nature of the services rendered in consideration for such fee or participation.

     (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

The Sponsor is a wholly owned subsidiary of Franklin Resources, Inc. ("Resources"). Franklin Templeton Services, Inc., also a wholly owned subsidiary of Resources, provides certain administrative facilities and services for the Fund. The administrative services it provides include preparing and maintaining books, records, and tax and financial reports, and monitoring compliance with regulatory requirements. The Fund pays FT Services a monthly fee equal to an annual rate of 0.15% of the Fund's average daily net assets up to $200 million; 0.135% of average daily net assets over $200 million up to $700 million; 0.10% of average daily net assets over $700 million up to $1.2 billion; and 0.075% of average daily net assets over $1.2 billion.

27. Describe the general character of the business engaged in by the depositors including a statement as to any business other than that as depositors of the Trust. If the depositors act or have acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust, and the nature of the depositors' activities therewith. If the depositors have ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

The Sponsor is the principal underwriter for all of the funds in Franklin Templeton funds.

OFFICIALS AND AFFILIATED PERSONS OF DEPOSITOR

28. (a) Furnish as at the latest practicable date the following information with respect to the depositor of the Trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

The Sponsor is a wholly owned subsidiary of Resources,

The following sets forth the officers and directors of the Sponsor:

     (a) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

Reference is made to the Section in the Registrant's Form S-6 under the heading "The Sponsor."

COMPANIES OWNING SECURITIES OF DEPOSITOR

29. Furnish as at the latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

See the response to Item 28(a).

CONTROLLING PERSONS

30. Furnish as at the latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

None.

COMPENSATION OF OFFICERS AND DIRECTORS OF DEPOSITOR

COMPENSATION OF OFFICERS OF DEPOSITOR

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by the financial statements filed herewith:

     (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

     (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

     (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

Not applicable.

COMPENSATION OF DIRECTORS

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by the financial statements filed herewith:

     (a) the aggregate direct remuneration to directors.

Not applicable.

     (b) indirect or through subsidiaries to directors.

Not applicable.

COMPENSATION TO EMPLOYEES

33. (a) Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not applicable.

     (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, direct managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

Not applicable.

COMPENSATION TO OTHER PERSONS

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the Trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

Not applicable.

     III. DISTRIBUTION AND REDEMPTION OF SECURITIES

DISTRIBUTION OF SECURITIES

35. Furnish the names of the states in which sales of the Trust' securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

     (A) None.

     (B) It is the Sponsor's intention to sell Plans in all states where it is lawful to do so.

     (C) None.

36. If sales of the Trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

Not applicable.

37. (a) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the Trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

     (1) Name of officer, agency or body.

     (2) Date of denial.

     (3) Brief statement of reason given for denial.

Not applicable.

     (b) Furnish the following information with respect to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the Trust has been revoked by any federal or state governmental officer, agency, or regulatory body.

     (1) Name of officer, agency or body.

     (2) Date of denial.

     (3) Brief statement of reason given for denial.

Not applicable.

38. (a) Furnish a general description f the method of distribution of securities of the Trust.

The Trust is created by the Custodian Agreement between the Sponsor and the Custodian. The Custodian Agreement contemplates the offering by the Sponsor, as principal underwriter of the Trust, of Templeton Capital Accumulation Plans II.

The Sponsor intends to enter into a Dealers Agreement with United Services Planning Association, Inc. ("USPA"), a registered broker-dealer which is a member of the National Association of Securities Dealers, Inc. USPA will market the Plans through its Registered Representatives.

     (b) State the substance of any current selling agreement between each principal underwriter and the Trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

See the response to Items 6(b) and 38(a).

     (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions territories, franchises, qualifications and revocations. If the Trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

See the response to Item 38(a).

INFORMATION CONCERNING PRINCIPAL UNDERWRITER

39. (a) State the form of organization of each principal underwriter of securities of the Trust, the name of the state or other sovereign power under the laws which each underwriter was organized, and the date of organization.

     (b) State whether any principal underwriter currently distributing securities of the Trust is a member of the National Association of Securities Dealers, Inc.

Item 39(a) and (b):

The Sponsor is a New York corporation rganized November 19, 1947. It is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the Trust from the sale of securities of the Trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

Not applicable.

     (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company.

The Fund has a Rule 12b-1 Distribution Plan ("Distribution Plan"). The Distribution Plan provides that the Fund shall reimburse Distributors or others for all expenses incurred by Distributors and others in the promotion and distribution of fund shares in an amount not to exceed 0.30% per annum of the Fund's average daily net assets. Reimbursable expenses include, but are not limited to, the printing of Fund prospectuses and reports used for sales purposes, expenses of preparing and distributing sales literature and related expenses, advertisements, and other distribution-related expenses, including a prorated portion of Distributors' overhead expenses attributable to the distribution of Fund shares, as well as any distribution or service fees paid to securities dealers or there firms or others who have executed a servicing agreement with the Fund, Distributors or its affiliates. Service fees received by a dealer or financial institution may not exceed 0.25% per annum of the average net assets of the Fund attributable to its customers. Any fees the dealer or financial institution receives in excess of that amount are characterized as asset-based sales charges.

41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the Trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the Trust, state the name or names of such company or companies, their relationship, if any, to the Trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

The Sponsor, which is the principal underwriter, is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Sponsor acts as the principal underwriter for Franklin Templeton funds.

     (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the Trust and furnish the name and residence address of the person in charge of such office.

Not applicable.

     (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the Trust were distributed for the last fiscal year of the Trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

Not applicable.

42. Furnish as at the latest practicable date the following information with respect to each principal underwriter currently distributing securities of the Trust and with respect to each of the officers, directors or partners of such underwriter.

See the response to Item 28(b).

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the Trust or effecting transactions for the Trust in the portfolio securities of the Trust.

Not applicable.

OFFERING PRICE OF ACQUISITION VALUATION OF SECURITIES OF THE TRUST

44. (a) Furnish the following information with respect to the method of valuation used by the Trust for the purpose of securities issued by the Trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.

     (1) The source of quotations used to determine the value of portfolio securities.

     (2) Whether opening, closing, bid, asked or any other price is used.

     (3) Whether price is as of the day of sale or as of any other time.

     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

     (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

     (6) Whether adjustments are made for fractions

          (i) before adding distributor's compensation (load) and

          (ii) after adding distributor's compensation (load).

For the answers to each part of sub-Item 44(a), reference is made to the Section in the Fund' Prospectus contained in the Registration Statement on Form N-1A filed by Templeton Capital Accumulator Fund, Inc., under the heading "Calculating Share Price."

     (b) Furnish a specimen schedule showing the components of the offering price of the Trust's securities as at the latest practicable date.

Not applicable.

     (c) If there is any variation in the offering price of the Trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

The face amounts of two or more Plans purchased at one time by "any person" may be lumped together to take advantage of the lower Sales and Creation Charges available on large purchases. The term "any person" includes an individual, or an individual, his spouse and children under the age of 21, or a trustees or other fiduciary of a single trust estate or single fiduciary account (including a pension, profit-sharing or other or other employee benefit trust created pursuant to a Plan qualified under Section 401 of the Code).

In the case of Plans purchased at the same time, all of the applications must be submitted together, along with a cover letter requesting that the Plans be combined to reduce Sales Charges. If an investor wishes to combine a new Plan purchase or Plan increase with a current Plan, their Securities Dealer must notify the Custodian at the time the purchase or increase is made. Two or more Plans may be combined to reduce Sales Charges only so long as the investor continues to make monthly investments on each Plan.

For rights of accumulation, a Plan is considered to be current if: 1) it has been completed and not redeemed; 2) it has not been completed but has at least as many investments recorded as there are months since the establishment date or since a Plan size increase date; or 3) it is a tax qualified plan or an IRA.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

Not applicable.

REDEMPTION VALUATION OF SECURITIES OF THE TRUST

46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the Trust.

     (1) The source of quotations used to determine the value of portfolio securities.

     (2) Whether opening, closing, bid, asked or any other price is used.

     (3) Whether price is as of the day of sale or as of any other time.

     (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes
        (including taxes on unrealized appreciation).

     (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

     (6) Whether adjustments are made for fractions

See the response to Item 44.

    (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the Trust's securities as at the latest practicable date.

Not applicable.

PURCHASE AND SALE OF INTERESTS IN UNDERLYING SECURITIES FROM AND TO SECURITY HOLDERS

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests I underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

The Trust will purchase only shares of Templeton Capital Accumulator Fund, Inc., at net asset value. Reference is made to the Sections in the Registrant's Form S-6, under the headings "A Change in the Underlying Investment" and "The Custodian."

     V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the Trust.

     (a) Name and principal business address.

See the response to Item 3.

     (b) Form of organization.

The Custodian is a Massachusetts trust company.

     (c) State or other sovereign power under the laws which the trustee or Custodian was organized.

Massachusetts.

     (d) Name of governmental supervising or examining authority.

The Federal Reserve.

49. State the basis for payment of fees or expenses or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fee s or expenses are prepaid, state the unearned amount.

Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the Trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

None.

     VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

Not applicable.


     VII. POLICY OF REGISTRANT

52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the Trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation t the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

The Sponsor may invest Plan shares in an investment other than the Fund if it decides that it would be in the best interests of Planholders. Any substitute investment will be generally comparable in character and quality to the Fund shares, and will be securities registered with the SEC under the Securities Act of 1933, as amended. Before the Sponsor can make a substitution, it must obtain SEC approval and notify Planholders in writing about the proposed substitution. The notice will describe the new investment and will advise Planholders that, unless they terminate their Plan within 30 days of when the notice is mailed, the Sponsor will assume that the Planholder has consented to the substitution and has agreed to bear his or her pro rata share of expenses and taxes in connection with the substitution.

If a Planholder does not terminate his or her Plan within 30 days from the date of the written notice, the Sponsor will purchase shares of the new investment for the Planholder with the proceeds of any Plan investments and any reinvested distributions. If the Sponsor wants to exchange Fund shares for the new shares, the new shares will have an aggregate value equal to the value of the Fund shares. The Planholder may incur taxes when the Sponsor substitutes underlying investments. Planholders are asked to please consult their tax advisor.

If Fund shares are not available for purchase for a period of 120 days or longer, and the Sponsor or the Custodian fails to substitute investments, the Custodian of the Plan may terminate a Planholder's Plan.

    (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

     (1) Title of security.

     (2) Date of elimination.

     (3) Reasons for elimination.

     (4) The use of the proceeds from the sale of the eliminated security.

     (5) Title of security substituted, if any.

     (6) Whether depositor, principal underwriter, trustee or Custodian or any affiliated person of the foregoing were involved in the transaction.

     (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

Not applicable.

    (c) Describe the policy of the Trust with respect to the substitution and elimination of the underlying securities of the Trust with respect to:

     (1) The grounds for elimination and substitution;

     (2) The type of securities which may be substituted for any underlying security;

     (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration f investment in a particular industry or group of industries.

     (4) Whether such substituted securities may be the securities of another investment company; and

     (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the Registrant in this regard.

See the response to Item 52(a), above.

    (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the Trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

Not applicable.

REGULATED INVESTMENT COMPANY

53. (a) State the taxable status of the Trust.

The Trust itself does not pay any United States income tax. All distributions of income and capital gains are taxable to the investors individually even though they may be reinvested in additional shares of the Fund pursuant to the Plan. From time to time a portion of the net asset value of a participation in the Trust may represent unrealized appreciation of its investments. When realized and distributed (actually or constructively), the net gain on the sale of such investments will be taxable to the investors as a capital gain if the holding period is greater than one year and as ordinary income if on a year or less. If the net asset value of an investor's participation should be reduced below his cost as the result of the distribution of such realized capital gains, such distribution would be taxable to the investor although it was, in effect, a return of his investor capital.

    (b) State whether the Trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

The Trust has not completed its first taxable year end. The Trust intends to qualify as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, as amended.

     VIII. FINANCIAL AND STATISTICAL INFORMATION

54. If the Trust is not the issuer of periodic payment plan certificates furnish the following information with respect to each class or series of its securities.

Not Applicable

55. If the Trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the Trust.

Not Applicable

56. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statement filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the Trust.

Not Applicable

57. If the Trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the Trust.

Not Applicable

58. If the Trust is the issuer of periodic payment plan certificates furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

Not Applicable

FINANCIAL STATEMENTS

59. Financial Statements of the Trust.

Reference is made to the material included in the Registrant's Form S-6, under the heading "Financial Statements."

Financial Statements of the Depositor.

Reference is made to the material in the Registrant's Form S-6, under the heading "Financial Statements."

CERTIFICATION

Not applicable

     IX. EXHIBITS

The Exhibits of this Registration will be filed by amendment.





                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940 the Sponsor the Registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of St. Petersburg and State of Florida on the 3rd day of October 2000.

[SEAL]                          TEMPLETON CAPITAL ACCUMULATION PLANS II
                                      (Name of registrant)

                                BY: FRANKLIN TEMPLETON DISTRIBUTORS, INC.
                                    -------------------------------------
                               (Name of depositor or trustee or custodian)

                               By: /s/PETER D. JONES
                                  ---------------------------------------
                                  Peter d. Jones, President

ATTEST:

/s/LESLIE M. KRATTER
-------------------------
Leslie M. Kratter
Secretary